Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2006

Mr. Allen D. Allen
President
CytoDyn, Inc.
227 E. Palace Ave., Suite M
Santa Fe, NM 87501

Re: CytoDyn, Inc.
Item 4.01 Form 8-K filed September 20, 2006
File No. 001-13441

Dear Mr. Allen:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or revisions are unnecessary. In some of our comments, we ask you to provide us with
information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed October 6, 2006

1.   Please revise your filing to state explicitly whether during your two most recent
        fiscal years ended May 31, 2006 and subsequent interim period through the date
        of resignation there were any disagreements with Cordovano and Honeck, LLP,
        as described in Item 304(a)(1)(iv)(A) of Regulation S-B. You should specify the
        "interim period" as the "interim period through October 3, 2006."

2.   Please also revise your filing to state explicitly whether during your two most
        recent fiscal years ended May 31, 2006 and subsequent interim period through

October 3, 2006 you consulted Pender Newkirk & Company, LLP with respect to any of the matters described in Item 304(a)(2) of Regulation S-B.

* * * *

Please revise your filing and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3657.

Sincerely,

Amy C. Bruckner
Staff Accountant